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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OR SECTION 13(e)(1)OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

Health Grades, Inc.

(Name of Subject Company (Issuer))

Mountain Acquisition Corp.

Mountain Merger Sub Corp.

Vestar Capital Partners V, L.P.
(Name of Filing Persons (Offeror))

Common Stock, Par Value $0.001 Per Share
(Title of Class Securities)

42218Q102
(CUSIP Number of Class of Securities)

Steven Della Rocca
Mountain Acquisition Corp.
c/o Vestar Capital Partners V, L.P.
245 Park Avenue, 41st Floor
New York, New York 10167
(212) 351-1600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:
Michael Movsovich
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022
(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$294,000,586.00	$20,962.24

*
Calculated solely for purposes of determining the filing fee. The calculation assumes the purchase of 30,534,195 shares of common stock, par value $0.001 per share, at $8.20 per share. The transaction value also includes the aggregate offer price for 3,688,167 shares issuable pursuant to outstanding options with an exercise price less than $8.20 per share, which is calculated by multiplying the number of shares underlying such outstanding options at each exercise price therefor by an amount equal to $8.20 minus such exercise price. The transaction value also includes the aggregate net offer price for 125,000 shares issuable pursuant to a warrant and 1,700,000 shares issuable pursuant to a confidentiality and non-competition agreement with Mr. Kerry R. Hicks, the Chief Executive Officer of Health Grades.

**
Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0000713.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$20,962.24	Filing Party:	Mountain Acquisition Corp.
Form or Registration No.:	Schedule TO	Date Filed:	August 10, 2010
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☒
    third-party tender offer subject to Rule 14d-1.

    ☐
    issuer tender offer subject to Rule 13e-4.

    ☐
    going-private transaction subject to Rule 13e-3.

    ☒
    amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

    ☐
    Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

    ☐
    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

        This Amendment No. 4 to the Tender Offer Statement on Schedule TO (the "Schedule TO") amends and supplements the Schedule TO relating to the tender offer by Mountain Merger Sub Corp., a Delaware corporation ("Purchaser") and a direct wholly-owned subsidiary of Mountain Acquisition Corp., a Delaware corporation ("Parent"), for all of the outstanding common stock, par value $0.001 per share (the "Shares"), of Health Grades, Inc., a Delaware corporation ("Health Grades"), at a price of $8.20 per share net to the seller in cash without interest and less any required withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated August 10, 2010 (the "Offer to Purchase"), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the "Letter of Transmittal"), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the "Offer."

Items 1 through 9 and 11

        Items 1 through 9 and Item 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase, are hereby revised as follows:

(1) The first bullet of the question "What are the most significant conditions to the Offer?" on page 1 of the Offer to Purchase is amended to include the following immediately prior to the semicolon:

        (subject to the assumptions set forth more fully in the Introduction to this Offer to Purchase, this condition will be satisfied if approximately 12,821,364 Shares are validly tendered and not withdrawn)

(2) The subsection entitled "Determination of Validity" of Section 3—"Procedures for Accepting the Offer and Tendering Shares" on page 15 of the Offer to Purchase is amended and restated to read as follows:

        All questions as to the validity, form, eligibility (including, without limitation, time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its reasonable discretion. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. None of Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Stockholders may challenge Purchaser's interpretation of the terms and conditions of the Offer (including, without limitation, the Letter of Transmittal and the instructions thereto), and only a court of competent jurisdiction can make a determination that will be final and binding on all parties.

(3) Section 8—"Certain Information Concerning Parent and Purchaser" beginning on page 22 of the Offer to Purchase is amended and restated to read as follows:

        Each of Parent and Purchaser is a Delaware corporation, and Holdings is a Delaware limited liability company. The principal office for each of Holdings, Parent and Purchaser is located at c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

        Purchaser is a direct wholly-owned subsidiary of Parent. Parent is a direct wholly-owned subsidiary of Holdings. Holdings is a wholly-owned subsidiary of Vestar. Purchaser, Holdings and Parent were formed for the purpose of completing the Offer and the Merger and have conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger.

        Vestar is a Cayman Islands exempted limited partnership. The general partner of Vestar is Vestar Associates V, L.P., a Scottish limited partnership ("Associates"). The general partner of Associates is Vestar Managers V Ltd., a Cayman Islands exempted company ("Managers" and together with Associates and Vestar, the "Vestar Entities"). The principal office for the Vestar Entities is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

        The telephone number for each of the Vestar Entities, Holdings, Parent, and Purchaser is (212) 351-1600.

        Vestar, Associates and Managers are affiliates of Vestar Capital Partners, a New York-based private equity firm principally engaged in the business of investing and managing their private equity investments.

        The name, citizenship, business address, business phone number, principal occupation or employment and five-year employment history for each of the directors and executive officers of the Vestar Entities, Holdings, Parent and Purchaser and certain other information are set forth in Schedule I to this Offer to Purchase.

        Except as described in this Offer to Purchase, (i) none of the Vestar Entities, Holdings, Parent, Purchaser nor, to the best knowledge of the Vestar Entities, Holdings, Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of the Vestar Entities, Holdings, Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of the Vestar Entities, Holdings, Parent or Purchaser nor, to the best knowledge of the Vestar Entities, Holdings, Parent or Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

        Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of the Vestar Entities, Holdings, Parent, Purchaser or their subsidiaries nor, to the best knowledge of the Vestar Entities, Holdings, Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any present or proposed material agreement, arrangement, understanding or relationship with Health Grades or any of its executive officers, directors, controlling persons or subsidiaries. Except as provided in the Merger Agreement and the Support Agreements or as otherwise described in this Offer to Purchase, none of the Vestar Entities, Holdings, Parent or Purchaser nor, to the best knowledge of the Vestar Entities, Holdings, Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase has any agreement, arrangement, or understanding with any other person with respect to any securities of Health Grades, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Except as set forth in this Offer to Purchase, none of the Vestar Entities, Holdings, Parent, Purchaser nor, to the best knowledge of the Vestar Entities, Holdings, Parent, or Purchaser, any of the persons listed on Schedule I hereto has had any business relationship or transaction with Health Grades or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no material contacts, negotiations or transactions between Holdings or any of its subsidiaries or, to the best knowledge of the Vestar Entities, Holdings, Parent or Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and Health Grades or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Health Grades' securities, an election of Health Grades' directors or a sale or other transfer of a material amount of Health Grades' assets during the past two years.

        None of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the persons listed in Schedule I to this Offer to Purchase has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

(4) Section 10— "Background of the Offer; Past Contacts or Negotiations with Health Grades" beginning on page 23 of the Offer to Purchase is amended as follows:

(a) The second sentence of the third paragraph of the section is amended and restated to read as follows:

        These discussions continued in late January 2009 and at various times through June 2009.

(b) The following paragraph is inserted immediately following the 11th paragraph of the section:

        In early 2010, Health Grades and MediMedia reinitiated discussions which culminated in the execution of an ordinary course, non-exclusive, Content and Media Placement Agreement, effective March 2010.

(5) Schedule I of the Offer to Purchase is amended and restated to read as follows:

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER, HOLDINGS AND MANAGERS

        1.    Officers of Parent.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

Name and Title	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Roger C. Holstein, Director and President	USA	Managing Director of Vestar Capital Partners ("VCP") since January 2007. From June 2006 to December 2006, Mr. Holstein served as a Senior Advisor to VCP. Mr. Holstein has served as Chairman of the board of directors of DynaVox Inc. since its formation in December 2009 and member of the management committee of DynaVox Systems Holdings LLC since October 2006. Mr. Holstein has served as a director of MediMedia USA, Inc. from 2009 to the present and Press Ganey Associates, Inc. from 2008 to the present. From May 2005 to June 2006, Mr. Holstein pursued personal endeavors.
Norman W. Alpert, Director and Vice President	USA

Managing Director of VCP since April 1988. Mr. Alpert has served as a director of Press Ganey Associates, Inc. from 2008 to the present; MediMedia USA, Inc. from 2006 to the present; and St. John Knits International, Inc. from 2007 to the present.

Garrick D. Bernstein, Treasurer	USA

Principal of VCP since January 2010. From January 2007 to December 2009, Mr. Bernstein served as a Vice President of VCP. From July 2004 to December 2006, Mr. Bernstein served as an Associate of VCP. Mr. Bernstein has served as a director of Sunrise Medical, Inc. from 2010 to the present; DeVilbiss Healthcare from 2010 to the present; and MediMedia USA, Inc. from 2007 to the present.

Steven Della Rocca, Secretary	USA	Managing Director and General Counsel of VCP since July 2010. From July 1980 to July 2010, Mr. Della Rocca served as an associate and then partner at Latham & Watkins LLP.

        2.    Directors and Officers of Purchaser.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Parent. Unless otherwise indicated, the current business address of each person is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

Name and Title	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Roger C. Holstein, Director and President	USA	Managing Director of VCP since January 2007. From June 2006 to December 2006, Mr. Holstein served as a Senior Advisor to VCP. Mr. Holstein has served as Chairman of the board of directors of DynaVox Inc. since its formation in December 2009 and member of the management committee of DynaVox Systems Holdings LLC since October 2006. Mr. Holstein has served as a director of MediMedia USA, Inc. from 2009 to the present and Press Ganey Associates, Inc. from 2008 to the present. From May 2005 to June 2006, Mr. Holstein pursued personal endeavors.
Norman W. Alpert, Director and Vice President	USA

Managing Director of VCP since April 1988. Mr. Alpert has served as a director of Press Ganey Associates, Inc. from 2008 to the present; MediMedia USA, Inc. from 2006 to the present; and St. John Knits International, Inc. from 2007 to the present.

Garrick D. Bernstein, Treasurer	USA

Principal of VCP since January 2010. From January 2007 to December 2009, Mr. Bernstein served as a Vice President of VCP. From July 2004 to December 2006, Mr. Bernstein served as an Associate of VCP. Mr. Bernstein has served as a director of Sunrise Medical, Inc. from 2010 to the present; DeVilbiss Healthcare from 2010 to the present; and MediMedia USA, Inc. from 2007 to the present.

Steven Della Rocca, Secretary	USA	Managing Director and General Counsel of VCP since July 2010. From July 1980 to July 2010, Mr. Della Rocca served as an associate and then partner at Latham & Watkins LLP.

        3.    Directors and Officers of Holdings.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer of Holdings. Unless otherwise indicated, the current business address of each person is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

Name and Title	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Roger C. Holstein, Director and President	USA	Managing Director of VCP since January 2007. From June 2006 to December 2006, Mr. Holstein served as a Senior Advisor to VCP. Mr. Holstein has served as Chairman of the board of directors of DynaVox Inc. since its formation in December 2009 and member of the management committee of DynaVox Systems Holdings LLC since October 2006. Mr. Holstein has served as a director of MediMedia USA, Inc. from 2009 to the present and Press Ganey Associates, Inc. from 2008 to the present. From May 2005 to June 2006, Mr. Holstein pursued personal endeavors.
Norman W. Alpert, Director and Vice President	USA

Managing Director of VCP since April 1988. Mr. Alpert has served as a director of Press Ganey Associates, Inc. from 2008 to the present; MediMedia USA, Inc. from 2006 to the present; and St. John Knits International, Inc. from 2007 to the present.

Garrick D. Bernstein, Treasurer	USA

Principal of VCP since January 2010. From January 2007 to December 2009, Mr. Bernstein served as a Vice President of VCP. From July 2004 to December 2006, Mr. Bernstein served as an Associate of VCP. Mr. Bernstein has served as a director of Sunrise Medical, Inc. from 2010 to the present; DeVilbiss Healthcare from 2010 to the present; and MediMedia USA, Inc. from 2007 to the present.

Steven Della Rocca, Secretary	USA	Managing Director and General Counsel of VCP since July 2010. From July 1980 to July 2010, Mr. Della Rocca served as an associate and then partner at Latham & Watkins LLP.

        4.    Director of Managers.    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of the sole director of Managers. The current business address of the sole director is c/o Vestar Capital Partners V, L.P., 245 Park Avenue, 41st Floor, New York, New York 10167.

Name and Title	Citizenship	Present Principal Occupation or Employment; Name, Material Positions Held During the past Five Years
Daniel S. O'Connell, sole director and Managing Director	USA	Managing Director and Chief Executive Officer of VCP since April 1988. Mr. O'Connell has served as a director of National Mentor from 2006 to the present; Birds Eye Foods, Inc. from 2002 to 2009; Radiation Therapy Services, Inc. from 2008 to 2009; the Solo Cup Company from 2004 to the present; Sunrise Medical, Inc. from 2000 to the present; St. John Knits International, Inc. from 1999 to the present; and the Sun Products Corp. from 2008 to the present.

Item 12.    Exhibits.

Regulation M-A Item 1016

        Item 12 of the Schedule TO is amended and supplemented by adding the following exhibit:

Exhibit No.
(b)(1)	Equity Financing Commitment, dated July 27, 2010.

 SIGNATURES

        After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2010
MOUNTAIN MERGER SUB CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
MOUNTAIN ACQUISITION CORP.
	By:	/s/ STEVEN DELLA ROCCA
	Name:	Steven Della Rocca
	Title:	Secretary
VESTAR CAPITAL PARTNERS V, L.P.
By: Vestar Associates V, L.P.,
its General Partner
By: Vestar Managers V Ltd., its General Partner
	By:	/s/ BRIAN P. SCHWARTZ
	Name:	Brian P. Schwartz
	Title:	Authorized Signatory

 EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated August 10, 2010.*
(a)(1)(B)	Letter of Transmittal.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.*
(a)(1)(F)
Joint Press Release of Health Grades, Inc. and Vestar Capital Partners V, L.P., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mountain Merger Sub Corp. with the Securities and Exchange Commission on July 29, 2010).*
(a)(1)(G)	Summary Advertisement as published on August 10, 2010.*
(a)(5)	Class Action Complaint and Jury Demand dated July 30, 2010 (Reginald W. Harris v. Vestar Capital Partners V, L.P. et al.).*
(a)(6)	Class Action Complaint and Jury Demand dated August 4, 2010 (Medford Bragg v. Vestar Capital Partners V, L.P. et al.).*
(a)(7)	Press Release of Affiliates of Vestar Capital Partners V, L.P., dated August 10, 2010.*
(a)(8)	Verified Class Action Complaint dated August 12, 2010 (Tove Forgo v. Health Grades, Inc. et. al.).*
(a)(9)	Verified Class Action Complaint for Breach of Fiduciary Duty dated August 16, 2010 (Peter P. Weigard v. Kerry Hicks, et. al.).
(a)(10)	Shareholder Class Action Complaint and Jury Demand dated August 17, 2010 (Sarah E. Tomsky v. Health Grades, Inc., et. al.).*
(b)(1)	Equity Financing Commitment, dated July 27, 2010.
(d)(1)
Agreement and Plan of Merger, dated as of July 27, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on July 28, 2010).*
(d)(2)
Amendment to the Agreement and Plan of Merger, dated as of August 9, 2010, by and among Mountain Acquisition Corp., Mountain Merger Sub Corp., Mountain Acquisition Holdings, LLC and Health Grades, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Health Grades, Inc. with the Securities and Exchange Commission on August 9, 2010).*

*
Previously filed.

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SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF PARENT, PURCHASER, HOLDINGS AND MANAGERS
  Item 12. Exhibits.
SIGNATURES
EXHIBIT INDEX